UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 29, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 29, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors appoints Mr. Mayank Pareek as President, Passenger Vehicle Business Unit

Mumbai, September 29, 2014:Tata Motors today announced the appointment of Mr. Mayank Pareek as President, Passenger Vehicle Business Unit (PVBU). He will join the company on 1st October, 2014 and will take over from Mr. Ranjit Yadav, who will now head the International Business for Passenger & Commercial vehicles.

As the President, PVBU, Mr. Pareek would be responsible for steering the passenger vehicle business. He will also be a member of the Corporate Steering Committee. His extensive experience in the passenger car market will play a significant role in harnessing Tata Motors growth potential to help position the company as one of the leading passenger car manufacturers in India.

Mr. Pareek comes with over two decades of experience with Maruti Suzuki India Limited (MSIL). His last role was as the Chief Operating Officer, wherein he was heading the Marketing & Sales vertical that included Domestic Marketing and Sales, Dealer Development, Product Development, Used Car Business, Outbound Logistics, Spare Parts and Accessories, After Market Services and International Marketing & Sales. He was also member of MSIL Management Committee, and a permanent invitee to the MSIL Board.

He began his career in 1982 with BHEL and worked in the manufacturing function and joined Maruti Udyog in 1991. Initially, he was responsible for sales in the North region and subsequently managed dealer development. During his tenure with Maruti, he also led new strategic initiatives like Leasing, Financing and Used Car Business.

Mr. Pareek has a Post Graduate Diploma in Business Management from Indian Institute of Management, Bangalore and a Bachelor of Engineering Degree from Indian Institute of Technology, BHU.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.